Filed Pursuant to Rule 424(b)(3)

Registration No. 333-152653

CB RICHARD ELLIS REALTY TRUST

Supplement No. 9 dated October 4, 2011

to the Prospectus dated May 2, 2011

We are providing this Supplement No. 9 to you in order to supplement our prospectus dated May 2, 2011. This Supplement No. 9 provides information that shall be deemed part of, and must be read in conjunction with, the prospectus, which was supplemented by Supplement No. 7 dated September 1, 2011, which superseded and replaced all prior supplements to the registrant’s prospectus dated May 2, 2011 and Supplement No. 8 dated September 20, 2011. Capitalized terms used in this Supplement No. 9 have the same meanings in the prospectus unless otherwise stated herein. The terms “we,” “our” and “us” include CB Richard Ellis Realty Trust and its subsidiaries.

RECENT DEVELOPMENTS

Fourth Quarter Distribution

Our board of trustees has approved a quarterly distribution to shareholders of $0.15 per common share for the fourth quarter of 2011. The distribution will be calculated on a daily basis and paid on January 14, 2012, to shareholders of record during the period from October 1, 2011 through and including December 31, 2011.

Acquisition of the Sky Harbor Operations Center

On September 30, 2011, we acquired Sky Harbor Operations Center, located at 1820 E. Sky Harbor Circle South, Phoenix, Arizona, for approximately $53,500,000, exclusive of customary closing costs, that we funded using the net proceeds from this offering. Upon closing, we paid the Investment Advisor a $802,500 acquisition fee. Sky Harbor Operations Center is a two-story, 396,179 square foot office building constructed in 2003 and is 100% net-leased to JPMorgan Chase Bank, National Association, or JPMorgan, through September 2027. JPMorgan is a subsidiary of JP Morgan Chase & Co. (NYSE: JPM) and provides commercial banking and retail financial services. The office building is located on land owned by the City of Phoenix and is subject to a ground lease expiring in November 2032, which may be extended by us to 2067. The estimated acquisition cap rate for Sky Harbor Operations Center is 7.4%.1

[1]

Acquisition cap rate equals annualized in-place net operating income divided by total acquisition cost for the property. Annualized in-place net operating income equals, on an annualized cash basis as derived from leases in-place at the time we acquire the property, rental income and tenant reimbursements less property and related expenses (operating maintenance, management fees and real estate taxes) and excludes other non-property income and expenses, interest expense, depreciation and amortization and our company-level general and administrative expenses. Property and related expenses (operating maintenance, management fees and real estate taxes) are estimated on an annualized basis at the time we acquire the property and are based on management’s review of the prior operator’s historical costs and existing market conditions at the time of acquisition. The acquisition cap rate is meant as a measure of in-place annualized net operating income yield at the time we acquire the property, and is not meant to be either an indication of historical, or a projection of anticipated future, net operating income yield for the acquisition.